UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,614,155
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,614,155

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,614,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.36%[1]
14	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 119,043,328 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 29,321,106 Shares issued and outstanding as of May 9, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 12, 2023 (the “Form 10-Q”), (ii) an aggregate of 42,222,222 Shares underlying the Keep Well Warrants previously issued to Acuitas, and (iii) an aggregate of 47,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the outstanding Keep Well Notes previously issued to Acuitas, as described in further detail in Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,614,155
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 101,614,155
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,614,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.36%[2]
14	TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 119,043,328 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 29,321,106 Shares issued and outstanding as of May 9, 2023, as disclosed in the Form 10-Q, (ii) an aggregate of 42,222,222 Shares underlying the Keep Well Warrants previously issued to Acuitas, and (iii) an aggregate of 47,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the outstanding Keep Well Notes previously issued to Acuitas, as described in further detail in Item 5 below.

SCHEDULE 13D

CUSIP No. 44919F 104	Page 4 of 5 Pages

AMENDMENT NO. 18 TO SCHEDULE 13D

This Amendment No. 18 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, and Amendment No. 17 to Schedule 13D filed on March 8, 2023 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of OnTrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“On June 23, 2023, the Company, certain of its subsidiaries, Acuitas Capital LLC (“Acuitas Capital”), an entity wholly owned by Acuitas, and U.S. Bank Trust Company, National Association, entered into an amendment (the “Fourth Amendment”) to the Master Note Purchase Agreement, dated as of April 15, 2022, as amended by that certain First Amendment made as of August 12, 2022, that certain Second Amendment made as of November 19, 2022 and that certain Third Amendment made as of December 30, 2022 (as amended prior to entering into the Fourth Amendment, the “Existing Keep Well Agreement” and, as amended by the Fourth Amendment, the “Keep Well Agreement”).

The following is a summary of the Fourth Amendment. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Fourth Amendment, which is attached hereto as Exhibit 99.21 and incorporated by reference herein.

Change to Funding Structure. The terms of the Existing Keep Well Agreement provided for the remaining amount to be funded thereunder (which is $6,000,000) as follows: $4,000,000 was to be funded on June 1, 2023 and $2,000,000 was to be funded on September 1, 2023, in each case, in exchange for a secured convertible promissory note (each, a “Keep Well Note”) issued by the Company to Acuitas Capital in a principal amount equal to the amount funded.

Under the Fourth Amendment, in lieu of the $6,000,000 being funded as described above (and in full satisfaction of Acuitas Capital’s obligation to purchase Keep Well Notes from the Company), Acuitas Capital agreed to deliver to the Company for deposit by the Company into a segregated account established by the Company (the proceeds so deposited, the “Escrowed Funds” and the account into which the proceeds are so deposited, the “Escrow Account”): (i) $4,000,000 on June 14, 2023; and (ii) $2,000,000 on September 1, 2023. Acuitas Capital’s obligation to deliver $2,000,000 to the Company for deposit into the Escrow Account on September 1, 2023 remains subject to the satisfaction (or waiver by Acuitas Capital) of the conditions precedent in the Keep Well Agreement.

Withdrawal of Escrowed Funds. Any time, and from time to time, that the Company has less than $1,000,000 of Qualified Cash (as defined below), the Company may withdraw $1,000,000 of Escrowed Funds (or any lesser remaining amount of Escrowed Funds) from the Escrow Account. Each such withdrawal will be treated as a sale by the Company to Acuitas Capital of a Keep Well Note with a principal amount equal to the amount withdrawn by the Company. In connection with each such withdrawal, the Company will also issue a warrant to Acuitas Capital (each, a “Keep Well Warrant”). The exercise price of each Keep Well Warrant and the number of Shares issuable upon exercise thereof will be the determined in the same manner as under the terms of the Existing Keep Well Agreement.

“Qualified Cash” generally means, at any time of determination, the aggregate balance sheet amount of unrestricted cash and, to the extent readily monetized, cash equivalents included in the Company’s balance sheet.

If the Company does not complete a Qualified Financing (as defined below) on or prior to October 31, 2023, then, on October 31, 2023, the Company must withdraw all of the Escrowed Funds (other than any accrued interest thereon) then on deposit in the Escrow Account, and such withdrawal will be treated as a sale by the Company to Acuitas Capital of a Keep Well Note, and in connection with such withdrawal, the Company will also issue a Keep Well Warrant to Acuitas.

Qualified Financing. In the event the Company completes a Qualified Financing, all of the Escrowed Funds (other than any accrued interest thereon, all of which will belong to the Company) then on deposit in the Escrow Account will be invested in the Qualified Financing on behalf of Acuitas Capital on the same terms as all other investors in the Qualified Financing, and the Company’s obligation to sell to Acuitas Capital, and Acuitas Capital’s obligation to purchase from the Company, any further Keep Well Notes will thereupon be deemed discharged with respect to the amount so invested. Similarly, if a Qualified Financing is completed on or before September 1, 2023, Acuitas Capital agreed, in lieu of delivering $2,000,000 to the Company for deposit into the Escrow Account on September 1, 2023, to invest $2,000,000 in the Qualified Financing on the same terms as all other investors in the Qualified Financing. No Keep Well Warrant will be issued to Acuitas Capital with respect to any funds (including any Escrowed Funds) invested in the Qualified Financing by Acuitas Capital or on its behalf.

A “Qualified Financing” generally means any financing in which the Company issues or sells any of its equity securities for cash to one or more third party investors resulting in gross proceeds to the Company of at least $10,000,000 exclusive of any amount invested by Acuitas Capital in such financing.

Extension of Maturity Date. The maturity date of the Keep Well Notes was extended from June 30, 2024 to September 30, 2024.

On June 23, 2023, pursuant to the terms of the Fourth Amendment, Acuitas Capital delivered $4,000,000 to the Company as Escrowed Funds for deposit by the Company into the Escrow Account.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 119,043,328 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of (i) 29,321,106 Shares issued and outstanding as of May 9, 2023, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 12, 2023, (ii)  an aggregate of 42,222,222 Shares underlying the Keep Well Warrants previously issued to Acuitas, and (iii) an aggregate of 47,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the outstanding Keep Well Notes previously issued to Acuitas.

As of June 27, 2023, each of the Reporting Persons may be deemed to have beneficial ownership of 101,614,155 Shares, consisting of:

(i)	11,891,933 Shares beneficially owned by the Reporting Persons as of the date hereof;

(ii)	an aggregate of 42,222,222 Shares underlying the Keep Well Warrants previously issued to Acuitas Capital; and

(iii)	an aggregate of 47,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the outstanding Keep Well Notes previously issued to Acuitas (assuming (i) a conversion price equal to $0.40 per share and (ii) any accrued interest thereon is paid in cash).

The Shares beneficially owned by the Reporting Persons as of the date hereof represent approximately 85.36% of the total outstanding Shares. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 101,614,155 Shares with Mr. Peizer. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 101,614,155 Shares.

Assuming the conversion of all of the outstanding Keep Well Notes into Shares (at a conversion price equal to $0.40 per share) and the exercise of all of the outstanding Keep Well Warrants (but not including any Keep Well Warrants that would be issuable to Acuitas Capital upon the withdrawal of the Escrowed Funds), each of the Reporting Persons would be deemed to have beneficial ownership of 149,114,155 Shares, consisting of:

(i)	11,891,933 Shares beneficially owned by the Reporting Persons as of the date hereof;

(ii)	an aggregate of 42,222,222 Shares underlying the Keep Well Warrants previously issued to Acuitas Capital;

(iii)	an aggregate of 47,500,000 Shares issuable to Acuitas Capital upon the conversion of all of the outstanding Keep Well Notes previously issued to Acuitas (assuming (i) a conversion price equal to $0.40 per share and (ii) any accrued interest on the Keep Well Notes is paid in cash); and

(iv)	an aggregate of 47,500,000 Shares underlying the warrant issuable to Acuitas Capital upon the conversion of all of the Keep Well Notes previously issued to Acuitas (assuming (i) a conversion price equal to $0.40 per share and (ii) any accrued interest on the Keep Well Notes is paid in cash).

However, the total number of Shares issuable to Acuitas upon the exercise of the Keep Well Warrants and the conversion of the Keep Well Notes is subject to the Issuance Cap, as previously described.”

Item 5(c) of the Statement is hereby supplemented with the following:

“Except as described in this Statement, the Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended and supplemented by adding the following:

“99.21	Fourth Amendment to Master Note Purchase Agreement, dated as of June 23, 2023, by and among OnTrak, Inc., certain of its subsidiaries party thereto, Acuitas Capital LLC and the Collateral Agent named therein.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 27, 2023

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer